07027890

Ladbrokes PLC

RECEIVED

2007 NOV 14 A 9:41

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 31 OCTOBER 2007, IT PURCHASED FROM UBS LIMITED 245,000 SHARES AT AN AVERAGE PRICE OF 410.5446 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 8,032,321 TREASURY SHARES IN TREASURY AND HAS 623,371,020 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

SUPPL

PROCESSED

NOV 19 2007

THOMSON FINANCIAL

Ladbrokes PLC

RECEIVED
2007 NOV 19 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 30 OCTOBER 2007, IT PURCHASED FROM UBS LIMITED 240,000 SHARES AT AN AVERAGE PRICE OF 416.41 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 7,787,321 TREASURY SHARES IN TREASURY AND HAS 623,616,020 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

RECEIVED
2007 NOV 14 A 8:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 29 OCTOBER 2007, IT PURCHASED FROM UBS LIMITED 240,000 SHARES AT AN AVERAGE PRICE OF 419.9808 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 7,547,321 TREASURY SHARES IN TREASURY AND HAS 623,856,020 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END